Document Security Systems, Inc.

6 Framark Dr.

Victor, NY 14564

June 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Heather Clark

Re:	Document Security Systems, Inc.
Registration Statement on Form S-3
Filed May 24, 2021
File No. 333-256446

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Document Security Systems, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern time, Monday, June 7, 2021 or as soon as practicable thereafter.

Very truly yours,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer